SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

    Paneltech International Holdings, Inc.
(Name of Issuer)

    Common Stock, $0.0001 par value
(Title of Class of Securities)

    69841H 100
(CUSIP Number)

    December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69841H 100

1	NAMES OF REPORTING PERSONS SORB Management Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (SEE INSTRUCTIONS) (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,178,624
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,178,624
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,178,624
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 69841H 100
1	NAMES OF REPORTING PERSONS Scott Olmstead
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (SEE INSTRUCTIONS) (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,178,624
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,178,624
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,178,624
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 69841H 100

Item 1(a).                Name of issuer:

Paneltech International Holdings, Inc. (the “Issuer”).

Item 1(b).	Address of issuer's principal executive offices:

2999 John Stevens Way
Hoquiam, WA 98550

Item 2(a).	Name of person filing
Item 2(b).	Address of principal business office or, if none, residence
Item 2(c).	Citizenship

SORB Management Corporation
3873 Wishkah Road
Aberdeen, WA  98520
Organized under the laws of the State of Washington

Scott Olmstead
3873 Wishkah Road
Aberdeen, WA  98520
Citizenship:  Washington

Item 2(d).	Title of class of securities:

Common Stock, $0.0001 par value per share (the “Common Stock”).

Item 2(e).	CUSIP No.:

69841H 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. 69841H 100

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d—1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d—1(b)(1)(ii)(J), please specify the type of institution: _____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the date hereof, SORB Management Corporation beneficially owned 6,178,624 shares of Common Stock.

Because Scott Olmstead, the President of SORB Management Corporation, holds all of the outstanding shares of SORB Management Corporation jointly as community property with his wife, Mr. Olmstead may be deemed to beneficially own the 6,178,624 shares of Common Stock beneficially owned by SORB Management Corporation.

(b)	Percent of class:

As of the date hereof, SORB Management Corporation and Scott Olmstead each may be deemed to own 11.3% of the outstanding shares of Common Stock.  This percentage is calculated based on 54,481,022 shares of Common Stock outstanding as reported in the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2010, filed with the Securities and Exchange Commission on November 15, 2010.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

CUSIP No. 69841H 100

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following/ /

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable.

CUSIP No. 69841H 100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2011
SORB MANAGEMENT CORPORATION

By:	/s/ Scott Olmstead
Scott Olmstead, President

/s/ Scott Olmstead
SCOTT OLMSTEAD